SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

REPORT OF A MATERIAL EVENT

Execution of stock purchase agreement

Woori Card Co., Ltd., a subsidiary of Woori Bank, became a direct subsidiary of Woori Financial Group Inc. (“Woori Financial Group”) on September 10, 2019 through a comprehensive stock exchange between Woori Bank and Woori Financial Group. As a result of such transaction, Woori Bank acquired 42,103,377 shares of Woori Financial Group’s common shares and plans to dispose of 28,890,707 of such shares.

-	The purchase price is ~~W~~ 358,475,892,456.

-	The buyer is a Taiwanese company, Fubon Life Insurance Co., LTD.

-	The contract date of the stock sale is September 25, 2019, and the transaction date is September 26, 2019.

-

The remaining common shares of Woori Financial Group held by Woori Bank subsequent to the transaction disclosed herein are expected to be disposed of through the engagement of advisors including Goldman Sachs (for the review and discussion of potential sales to strategic or financial investors (domestic or foreign)) as disclosed in the Form 6-K filed with the Securities and Exchange Commission on June 21, 2019.

  Disclosure on major management matters of subsidiaries

-	Name of subsidiary company: Woori Bank

-	Woori Bank’s total assets comprise 99.2% of Woori Financial Group’s total assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: September 25, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title :	Deputy President

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